Exhibit 99.1

CENTRAL GOLDTRUST

7th Annual Report

December 31, 2009

Central GoldTrust

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions
The Declaration of Trust requires that at least 90% of the assets of Central GoldTrust (“GoldTrust”) be held in physical gold bullion at all times.  This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards
Gold bullion is stored on an allocated and segregated basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust.  On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE Amex, the Toronto Stock Exchange, and various Canadian provincial and U.S. securities regulatory authorities.

Conveniences
GoldTrust’s Units are listed on the NYSE Amex (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer. GoldTrust is advised that its Units are eligible for most types of Canadian and United States regulated capital accounts where physical bullion investment is often not permitted.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor.  As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of GoldTrust Units.

Central GoldTrust

Trustees’ Report to Unitholders

Central GoldTrust is a passive, self-governing, single purpose trust, with voting Units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Net assets at December 31, 2009 were 98.4% invested in gold. These gold holdings consisted of 396,834 (98.5%) fine ounces of gold bullion and 6,156 (1.5%) fine ounces of gold bullion certificates for a total of 402,990 fine ounces at year end.

The accounts of GoldTrust are denominated in United States dollars and, unless otherwise noted, discussion in this Report refers to United States dollars.

A part of the Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2009, with additional comments on pages 15 to 21 hereof, is as follows:

Net Assets – Net assets increased by $313.3 million or 226.1% during the year to a total of $451.9 million.  Two public Unit offerings were completed during the year.  The net proceeds from these offerings totalled approximately $227.9 million and a total of 6,638,500 Units were issued, bringing the total number of Units outstanding to 10,918,000 at year end.  Each of these Unit offerings were priced at premiums to net asset value, assuring no dilution of existing Unitholders’ equity interests.  Details of these offerings are provided in Note 5 to the accompanying financial statements on page 8.  The balance of the increase in net assets of $85.5 million was attributable to the change in unrealized appreciation of holdings during the year which resulted from increased gold prices at December 31, 2009.

Net Income – Net income for the year ended December 31, 2009 amounted to $85,455,700 ($9.04 per Unit) compared to $2,750,309 ($0.75 per Unit) for the year ended December 31, 2008, after deducting expenses of $1,300,108 (2008: $878,714).  Virtually all of the reported income for the year represents the change in unrealized appreciation of bullion holdings, which is not distributable income and is reported in accordance with the Canadian Institute of Chartered Accountants (CICA) Guideline 18.

Annual Expense Ratio – Total expenses as a percentage of the average month-end net assets during the 2009 fiscal year were 0.38% compared to 0.63% in 2008.

Liquidity – All of the assets of GoldTrust are liquid and consist of gold bullion, gold certificates, cash and interest-bearing cash deposits.

Investment Eligibility – According to legal and tax counsel, the Units of GoldTrust qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely,
On behalf of the Board of Trustees,

February 15, 2010	J.C. Stefan Spicer, President & CEO

Central GoldTrust

STATEMENT OF NET ASSETS
(expressed in U.S. dollars)
	As at December 31,
	2009	2008
Net assets:
Gold at market (Note 3)	$444,900,960	135,592,210
Cash	952,790	147,728
Short-term deposits (Note 4)	6,420,420	2,937,792
Prepaid expenses and other	134,860	68,620
	452,409,030	138,746,350
Accrued liabilities (Note 6)	(491,024)	(148,837)
Net assets representing Unitholders’ equity	$451,918,006	138,597,513

Represented by:
Capital (Note 5)
Units issued 10,918,000 (2008: 4,279,500)	$304,144,393	76,279,600
Retained earnings
inclusive of unrealized appreciation of holdings	147,773,613	62,317,913
	$451,918,006	138,597,513

Net asset value per Unit	$41.39	32.39
Exchange rate: U.S. $1.00 = Canadian	$1.0466	1.2246
Net asset value per Unit
expressed in Canadian dollars	$43.32	39.66

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”	“Ian M.T. McAvity”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars)
	Years ended December 31,
	2009	2008	2007
Net assets at beginning of year	$138,597,513	125,854,581	79,286,552
Increase in Unit capital (Note 5)	227,864,793	9,992,623	18,086,640
Net income inclusive of the change in unrealized appreciation of holdings	85,455,700	2,750,309	28,481,389
Increase in net assets during the year	313,320,493	12,742,932	46,568,029

Net assets at end of year	$451,918,006	138,597,513	125,854,581

See accompanying notes to financial statements.

Central GoldTrust

STATEMENT OF INCOME
(expressed in U.S. dollars)
	Years ended December 31,
	2009	2008	2007
Income:
Interest	$27,186	89,771	101,672
Change in unrealized appreciation of holdings	86,728,622	3,539,252	29,002,560
Total income	86,755,808	3,629,023	29,104,232
Expenses:
Administration fees (Note 6)	766,598	410,796	319,255
Safekeeping, insurance and bank charges	267,845	131,494	96,684
Auditors’ fees	74,271	125,050	41,266
Legal fees (Note 6)	54,370	74,081	48,646
Trustees’ fees and expenses (Note 6)	48,166	43,221	41,726
Regulatory filing fees	24,270	36,018	25,132
Stock exchange fees	23,829	20,966	16,023
Unitholder information	23,105	21,320	18,492
Registrar and transfer agent fees	13,655	14,196	14,059
Miscellaneous	604	541	786
Foreign currency exchange loss	3,395	1,031	774
Total expenses	1,300,108	878,714	622,843
Net income
inclusive of the change in unrealized appreciation of holdings	$85,455,700	2,750,309	28,481,389
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$9.04	0.75	7.30
See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars)
	Years ended December 31,
	2009	2008	2007
Capital (Note 5):
Units: 10,918,000 (2008: 4,279,500; 2007: 3,992,500)	$304,144,393	76,279,600	66,286,977
Retained earnings:
Balance at beginning of year	62,317,913	59,567,604	31,086,215
Net income inclusive of the change in unrealized appreciation of holdings	85,455,700	2,750,309	28,481,389
Balance at end of year	147,773,613	62,317,913	59,567,604
Unitholders’ equity	$451,918,006	138,597,513	125,854,581

See accompanying notes to financial statements.

Central GoldTrust

Notes to Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(amounts expressed in U.S. dollars unless otherwise stated)

1.
Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose trust, with voting Units, established under the laws of Ontario on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.

2.	Summary of significant accounting policies:

GoldTrust’s accounting policies, which conform with Canadian generally accepted accounting principles (“GAAP”), are summarized below:

(a)	Adoption of new accounting standards

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to improve fair value and liquidity risk disclosures. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels for disclosure purposes. For the Trust, this would include cash and short-term instruments.  The Trust’s policy and practice, is, at all times, to utilize only broadly quoted market values in active markets (Level 1) when valuing such assets.  The amendments of Section 3862 did not have any impact on the fair values reported for these assets.

Effective January 1, 2008, GoldTrust adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures, as to which see Forward-looking and Market Risk Observations within the Management’s Discussion & Analysis; and Section 3863, Financial Instruments - Presentation.  The adoption of these standards did not affect the Trust's net assets or its results of operations.

(b)	Foreign currency exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end.  Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of income as a foreign currency exchange gain or loss.  Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(c)	Gold holdings:

Gold bullion and gold certificates are valued at market value at the final daily London Bullion Market Association fixing rate. The change in unrealized appreciation of holdings represents the change in the difference between the market value and the average cost of holdings in the period and is recorded in the statement of income in accordance with CICA Accounting Guideline 18.  Investment transactions are accounted for on the trade date.  Realized gains and losses and unrealized appreciation and depreciation are calculated on the average cost basis.

Central GoldTrust

(d)	Per Unit amounts:

The calculation of net income per Unit is based on the weighted average number of Units outstanding during the year.  The calculation of the net asset value per Unit is based on the number of Units outstanding at year end.  GoldTrust has no dilutive instruments.

(e)	Income taxes:

GoldTrust is taxed as a "Mutual Fund Trust" for income tax purposes.  The Trustees may distribute all net realized capital gains and all taxable income directly earned by GoldTrust to its Unitholders and deduct such distributions for income tax purposes.  Accordingly, there is no provision for income taxes.

(f)	Future accounting policy:

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to GoldTrust’s reporting for the first quarter of the fiscal year to commence on January 1, 2011 and for which the current and comparative information will be prepared under IFRS.  The Trust has completed a preliminary review of the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the assessment include first year implementation decisions; statement of cashflows; classification of redeemable trust units; income taxes and more extensive note disclosure requirements.  The assessment will address the impact on its accounting system and internal control required to report under IFRS beginning on the implementation date.  The Trust will continue with the assessment and implementation in preparation for its first annual filing under IFRS for the year ended December 31, 2011.

Central GoldTrust

3.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2009	2008

Gold bars in fine ounces	396,834	151,969

Gold certificates in fine ounces	6,156	4,785

Total fine ounces of gold	402,990	156,754

Cost	$293,464,080	70,824,435

Market – per fine ounce	$1,104.00	865.00

Market value	$444,900,960	135,592,210

4.	Short-term deposits:

As at December 31, 2009, GoldTrust held two U.S. dollar fixed deposits with a Canadian bank: $1,000,000 at a rate of 0.05% with a maturity date of January 14, 2010; and, $5,000,000 at a rate of 0.05% with a maturity date of January 19, 2010.  GoldTrust also held one Canadian dollar GIC with a Canadian bank in the amount of $420,420 (Cdn. $440,000) at a rate of .25% with a maturity date of January 28, 2010.

As at December 31, 2008, GoldTrust held two U.S. dollar fixed deposits with a Canadian bank: $1,300,000 at a rate of 3.0% with a maturity date of January 16, 2009; and, $1,200,000 at a rate of 2.2% with a maturity date of April 16, 2009.  GoldTrust also held one Canadian dollar flexible GIC with a Canadian bank in the amount of $437,792 (Cdn. $536,115) at a rate of 2.3% with a maturity date of September 18, 2009.

5.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued.  Each Unit carries one vote at all meetings of Unitholders.  Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.   There were 10,918,000 Units issued and outstanding at December 31, 2009 (2008: 4,279,500).

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price on the redemption date.

On May 12, 2009, the Trust, through a public offering, issued 5,515,000 Units for proceeds of $192,186,720, net of underwriting fees of $8,007,780.  Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $191,586,720.  This issue increased the number of outstanding Units by 102%, from 5,403,000 to 10,918,000.  The net proceeds from this public offering were used to purchase 205,336 fine ounces of gold in physical bar form at a cost of $187,485,355. The balance of $4,101,365 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

Central GoldTrust

On January 14, 2009, the Trust, through a public offering, issued 1,123,500 Units for proceeds of $36,487,684, net of underwriting fees of $1,520,320.  Costs relating to this public offering were $209,611 and net proceeds were $36,278,073.  This issue increased the number of outstanding Units by 26%, from 4,279,500 to 5,403,000.  The net proceeds from this public offering were used to purchase 40,900 fine ounces of gold in physical bar form at a cost of $35,154,290. The balance of $1,123,783 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On February 12, 2008, the Trust, through a public offering, issued 287,000 Units for proceeds of $10,097,808, net of underwriting fees of $420,742.  Costs relating to this public offering were $105,185 and net proceeds were $9,992,623. This issue increased the number of outstanding Units by 7%, from 3,992,500 to 4,279,500.  The net proceeds from this public offering were used to purchase 9,060 fine ounces of gold in physical bar form at a cost of $8,397,627. The balance of $1,594,996 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On April 5, 2007, the Trust, through a public offering, issued 715,000 Units for proceeds of $18,086,640, net of underwriting fees of $753,610.  This issue increased the number of outstanding Units by 22%, from 3,277,500 to 3,992,500.  The net proceeds from this public offering were used to purchase 24,787 fine ounces of gold in physical bar form at a cost of $16,523,169. The balance of $1,563,471 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

It is the policy of the Trust not to issue additional Units if the result of such issue would be dilutive to existing Unitholders.  The public offerings identified above were all accretive to existing Unitholders at the time of pricing such offerings.

The stated and recorded capital of GoldTrust as at December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
Stated capital – 10,918,000 Units (2008: 4,279,500; 2007: 3,992,500)	$305,665,899	76,991,494	66,893,686
Less: Unit issue costs	1,521,506	711,894	606,709
Recorded capital	$304,144,393	76,279,600	66,286,977
Weighted average Units outstanding	8,898,790	4,246,566	3,808,363

Central GoldTrust

6.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees.  Administration fees remitted to Central Gold Managers for the year ended December 31, 2009 increased to $766,598 from $410,796 due to the increase in the value of assets under administration.  Included in accrued liabilities at December 31, 2009 is $79,002 (2008: $33,849) due to the Administrator.  The Administrator furnishes administrative, regulatory compliance and marketing services to GoldTrust.  For such services, effective January 1, 2008, the Administrator offered and GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. No Trustees’ fees are paid by GoldTrust to Trustees who are nominees of the Administrator of GoldTrust.

GoldTrust incurred legal fees amounting to $54,370 for the year ended December 31, 2009 (2008: $74,081, 2007: $48,646), of which $46,592 (2008: $67,213, 2007: $41,654) was payable to a legal firm to which one of GoldTrust’s Officers is Counsel.  A balance of $2,000 relating to these services was included in accrued liabilities at December 31, 2009 (2008:  $7,453).

7.	Financial Highlights

	Years ended December 31,
	2009	2008	2007	2006	2005
Per Unit performance:
Net asset value per Unit at beginning of year	$32.39	$31.52	$24.19	$19.73	$17.01
Net loss before change in unrealized appreciation of holdings	(0.14)	(0.19)	(0.14)	(0.14)	(0.10)
Change in unrealized appreciation of holdings	9.74	0.83	7.47	4.60	2.82
Total increase (1)	9.60	0.64	7.33	4.46	2.72
Net asset value per Unit at end of year	$41.39	$32.39	$31.52	$24.19	$19.73
Total return	27.8%	2.8%	30.3%	22.6%	16.0%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses	0.38%	0.63%	0.61%	0.67%	0.68%
Net loss before change in unrealized appreciation of holdings	0.38%	0.56%	0.51%	0.60%	0.60%

All figures are based on the weighted average number of Units outstanding during the year with the exception of the net asset values which are based on actual number of Units outstanding at the relevant times.

(1)  This table is not meant to be a reconciliation of opening to ending NAV.

Central GoldTrust

8.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments.  The objective of these policies and procedures is to identify and mitigate risk.  The Trust’s compliance with these policies and procedures is closely monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust.   Market fluctuations are unpredictable and outside the control of the Trust.  New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S.$ and Cdn.$. Assuming as a constant exchange rate, the rate which existed on December 31, 2009 of $1.0466 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $4.08 per Unit or Cdn. $4.27 per Unit.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollar terms, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars.  Over 99% of GoldTrust’s net assets are denominated in U.S. dollars.  An increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would change the net asset value per Unit as expressed in Canadian dollars in the same direction by approximately the same percentage change in the value of the U.S dollar.

The impact of a 5% strengthening or weakening of the Canadian dollar against the U.S. dollar applied to balances outstanding at December 31, 2009 would not have had any material impact on the net income for the period ended December 31, 2009, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by GoldTrust only dealing with issuers that are believed to be creditworthy.  As at December 31, 2009, other than short-term deposits, GoldTrust had no investment in fixed income securities.

Central GoldTrust

Liquidity risk

Although the Administrator regards all of GoldTrust’s assets as highly liquid, liquidity risk might be regarded as the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations.  GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. However, over 98% of net assets are in the form of gold bullion which is readily tradeable in an active market and can be sold if necessary to fund those payments referred to above.

9.	Capital Management:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders.  The Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

10.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statement of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Unit.

Subject to the terms and conditions described in Note 5 to these financial statements, the Units are redeemable at the option of the holder. This redemption feature is the basis for the U.S. GAAP classification difference.  The likelihood or probability of such redemption is not considered, nor is the fact that the Units are the sole basis of equity ownership of the Trust.  Since inception, no holders of Units have tendered their Units to the Trust for redemption.

Under Canadian GAAP these Units are considered to be permanent equity and are classified in Unitholders’ equity in the Statement of Net Assets.  Under U.S. GAAP, the redemption value of these Units is calculated in accordance with the provisions of the redemption feature and classified outside of Unitholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

Commencing January 1, 2008, the Trust adopted Financial Accounting Standards Board (“FASB”) No. 157, Fair Value Measurements (“FASB 157”), to increase consistency and comparability in fair value measurements.   FASB 157 includes a definition of fair value as well as a framework for measuring fair value.  The adoption of FASB 157 had no impact on these financial statements.

Central GoldTrust

Auditors’ Report to Unitholders

We have audited the statements of net assets of Central GoldTrust (“GoldTrust”) as at December 31, 2009 and 2008 and the statements of income, changes in net assets and unitholders’ equity for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the GoldTrust’s Senior Executive Officers. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by GoldTrust’s Senior Executive Officers, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of GoldTrust as at December 31, 2009 and 2008 and the results of its operations and the changes in its net assets for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of GoldTrust’s internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2010 expressed an unqualified opinion.

“Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
February 10, 2010

Central GoldTrust

Report of Independent Registered Public Accounting Firm
To Unitholders of Central GoldTrust

We have audited Central GoldTrust’s (“GoldTrust”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). GoldTrust’s Senior Executive Officers are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on GoldTrust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A trust’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the trust are being made only in accordance with authorizations of Senior Executive Officers and trustees of the trust; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trusts’ assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Central GoldTrust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of net assets of Central GoldTrust as of December 31, 2009 and 2008, and the related statements of income, changes in net assets and unitholders’ equity for each year in the three-year period ended December 31, 2009 and our report dated February 10, 2010 expressed an unqualified opinion thereon.

“Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
February 10, 2010

Central GoldTrust

Responsibility for Financial Reporting

The accompanying financial statements of Central GoldTrust (“GoldTrust”) and all of the information in this Annual Report are the responsibility of the Senior Executive Officers of GoldTrust and have been approved by the Board of Trustees and its Audit Committee.

The financial statements have been prepared by the Senior Executive Officers in accordance with Canadian generally accepted accounting principles.  Financial statements may include certain amounts based on estimates and judgments.  The Senior Executive Officers have determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.  They have prepared financial information presented elsewhere in the Annual Report and have ensured that it is consistent with that in the financial statements.

GoldTrust maintains systems of internal accounting and records backup, as well as administrative and regulatory compliance controls of high quality, for a reasonable cost.  Hard copies of transactions and monthly statements are retained in GoldTrust's files.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that GoldTrust's assets are appropriately accounted for and adequately safeguarded.

The Board of Trustees is responsible for guiding the Administrator and overseeing the Senior Executive Officers in the Board’s fulfillment of its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee, which consists solely of independent Trustees.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Unitholders. Ernst & Young LLP has full and free access to the Audit Committee.

Ancaster, Canada, February 15, 2010

J.C. STEFAN SPICER	WILLIAM L. TRENCH
President & CEO	Chief Financial Officer

Central GoldTrust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust”) are prepared and reported in United States dollars in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 and with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 to 11 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2009.

Results of Operations – Changes in Net Assets

Changes in net assets, as reported in U.S. dollars, from period to period, are primarily a result of any Unit offerings and the changing market price of gold.  The following table summarizes gold prices and the changes in net assets in U.S. dollars (figures in millions unless otherwise noted):

	Years ended December 31
	2009	2008	2007
Change in unrealized appreciation of holdings	$86.7	3.5	29.0
Net income inclusive of the change in unrealized appreciation of holdings for the period	$85.5	2.8	28.5
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$9.04	0.75	7.30
Total net assets	$451.9	138.6	125.9

Change in net assets from prior year	$313.3	12.7	46.6

% change from prior year	226.1%	10.1%	58.7%
Gold price (U.S. $ per fine ounce)	$1,104.00	865.00	836.50

% change from prior year	27.6%	3.4%	31.6%

Central GoldTrust

In fiscal 2009, net assets as reported in U.S. dollars increased by 226.1% or $313.3 million.  A large portion of this increase was attributable to the public offerings completed on January 14 and May 12, 2009 as described in Note 5 to the financial statements.  The Unit issues were completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the two issues were approximately $227,864,793, of which $222,639,645 was used to purchase 246,236 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $5,225,148, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.  The balance of the increase in net assets of  $85.5 million was primarily attributable to a 27.6% increase in the price of gold during the year.  The increase in net assets was nominally affected by the loss before the change in unrealized appreciation of holdings during the year.

The following table summarizes the changes in income and net income on a quarterly basis for the 2009 fiscal year (figures in millions other than per Unit figures):

	Quarter ended (in US$)				Year ended (in US$)
2009	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31

Income inclusive of the change in unrealized appreciation of holdings	$43.7	24.7	8.0	10.4	86.8

Net income inclusive of the change in unrealized appreciation of holdings	$43.3	24.4	7.7	10.1	85.5

Net income per Unit inclusive of the change in unrealized appreciation of holdings	$3.96	2.23	0.91	1.94	9.04

In fiscal 2008, net assets as reported in U.S. dollars increased by 10.1% or $12.7 million.  A large portion of this increase was attributable to the public offering completed on February 12, 2008 as described in Note 5 to the financial statements.  The Unit issue was completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the issue were $9,992,623, of which $8,397,627 was used to purchase 9,060 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $1,594,996, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.  The balance of the increase in net assets of  $2.7 million was primarily attributable to a 3.4% increase in the price of gold during the year.  The increase in net assets was nominally affected by the loss before the change in unrealized appreciation of holdings during the year.

The following table summarizes the changes in income and net income on a quarterly basis for the 2008 fiscal year (figures in millions other than per Unit figures):

Central GoldTrust

	Quarter ended (in US$)				Year ended (in US$)
2008	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31

Income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$(3.1)	(7.2)	(0.5)	14.4	3.6

Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$(3.3)	(7.4)	(0.7)	14.1	2.8

Net income (loss) per Unit inclusive of the change in unrealized appreciation (depreciation) of holdings	$(0.77)	(1.72)	(0.17)	3.41	0.75

In fiscal 2007, net assets as reported in U.S. dollars increased by 58.7% or $46.6 million.  A portion of this increase was attributable to the public offering completed on April 5, 2007 as described in Note 5 to the financial statements.  The Unit issue was completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the issue were $18,086,640,  of which $16,523,169 was used to purchase 24,787 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $1,563,471, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.  The balance of the increase in net assets of  $28.5 million was primarily attributable to a 31.6% increase in the price of gold during the year.  The increase in net assets was nominally affected by the loss before the change in unrealized appreciation of holdings during the year.

The following table summarizes the changes in income and net income on a quarterly basis for the 2007 fiscal year (figures in millions other than per Unit figures):

	Quarter ended (in US$)				Year ended (in US$)
2007	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31

Income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$13.8	13.7	(1.7)	3.2	29.1

Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$13.7	13.6	(1.8)	3.1	28.5

Net income (loss) per Unit inclusive of the change in unrealized appreciation (depreciation) of holdings	$3.42	3.40	(0.46)	0.94	7.30

 Central GoldTrust

Results of Operations – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining GoldTrust without having to sell gold holdings.  GoldTrust’s realized revenues are a nominal percentage of its net assets.  However, the CICA Accounting Guideline 18, requires GoldTrust to record the change in unrealized appreciation (depreciation) of holdings in income.  GoldTrust expects to generate some cash flow from its holdings of cash equivalents, and will only sell  portions of its gold holdings if necessary to replenish cash reserves and meet redemptions (if any).

GoldTrust does not anticipate the payment of regular distributions. In the event of any sales of gold that result in capital gains, as indicated in note 2(d) to the financial statements on page 6, distributions may be made.

Fiscal 2009 Compared to Fiscal 2008

Net income of $85,455,700 for the 2009 fiscal year was $82,705,391 higher than the 2008 net income of $2,750,309.  Virtually all of this increase was the change in unrealized appreciation of holdings.  Interest income was lower compared to the prior year due to the decline in bank interest rates.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.

The total expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were significantly lowered to 0.38%  for fiscal 2009 compared with 0.63% in fiscal 2008.

Fiscal 2008 Compared to Fiscal 2007

Net income of $2,750,309 for the 2008 fiscal year was 90.3% lower than the 2007 net income of $28,481,389.  Though the price of gold increased during the year by 3.4%, it did so at a much lower rate than in 2007 (31.6% increase) resulting in a significantly lower change in unrealized appreciation of holdings. Interest income was lower compared to the prior year due to the decline in bank interest rates.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.  Audit fees increased significantly due to the additional preparation and audit required to comply with United States Sarbanes-Oxley legislation requirements.

Central GoldTrust

The total expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were 0.63%  for fiscal 2008 compared with 0.61% in fiscal 2007.

Forward-Looking and Market Risk Observations

GoldTrust is almost entirely invested in pure refined gold bullion in international bar form. Therefore, the principal factors affecting the price of its Units are factors which affect the price of gold, and are beyond GoldTrust’s control. However, GoldTrust believes that such factors have a lesser impact on the Units of GoldTrust than on the shares of gold producers, as gold producers have considerable inherent operational costs and other risks resulting in more volatile share prices of such producers. GoldTrust’s net assets are denominated in U.S. dollars. As at December 31, 2009, GoldTrust’s assets were made up of 98.4% gold bullion and 1.6% cash and interest-bearing deposits net of other working capital amounts.  GoldTrust does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the Units will depend on, and typically fluctuate with, the price fluctuations of such assets.  Gold bullion is traded internationally and its market prices may be affected by a variety of unpredictable, international, economic, monetary and political considerations.  Macroeconomic considerations include: expectations of future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises.  Political factors, including market interventions and international conflicts, may also affect gold prices.

Price risk

It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S.$ and Cdn.$.  Assuming as a constant exchange rate the rate which existed on December 31, 2009 of $1.0466 Cdn. for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately $4.08 per Unit or Cdn. $4.27 per Unit.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollar terms, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars.  Over 99% of GoldTrust’s net assets are denominated in U.S. dollars.  An increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would change the net asset value per Unit as expressed in Canadian dollars in the same direction by approximately the same percentage change in the value of the U.S dollar.

The impact of a 5% strengthening or weakening of the Canadian dollar against the U.S. dollar applied to balances outstanding at December 31, 2009 would not have had any material impact on the net income for the period ended December 31, 2009, assuming that all other variables, in particular interest rates, remained constant.

Central GoldTrust

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by GoldTrust only dealing with issuers that are believed to be creditworthy.  As at December 31, 2009, other than short-term deposits, GoldTrust had no investment in fixed income securities.

Liquidity risk

Although the Administrator regards all of GoldTrust’s assets as highly liquid, liquidity risk might be regarded as the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations.  GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses.  Furthermore, over 98% of net assets are in the form of gold bullion which is readily tradeable in an active market and can be sold if necessary to fund those payments referred to above.

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid.  GoldTrust holds small cash reserves that generate some interest income primarily to be applied to pay expenses.  At December 31, 2009, GoldTrust’s cash reserves, including cash equivalents, were $7,373,210.  The comparable figure at December 31, 2008 was $3,085,520.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining GoldTrust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital losses or gains.  During the fiscal year ended December 31, 2009, GoldTrust’s cash reserves increased by $4,287,690.  The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was the cash portion retained from the proceeds of the public offerings completed on January 14 and May 12, 2009 which totalled $227,864,793.  An additional $42,046 was interest income earned on short-term cash deposits.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold bullion with the proceeds from the public offerings referred to above.  GoldTrust paid $222,639,645 to purchase 246,236 fine ounces of gold during the year.

During fiscal 2009, total expenses were $1,300,108, of which $979,504 represents cash outflows during the year.  The difference of $320,604 reflects changes in accruals and the foreign currency exchange loss between the 2009 and 2008 year ends.

Central GoldTrust

Related party information

Please refer to Note 6 commencing on page 9 of this Annual Report.

IFRS update

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to GoldTrust’s reporting for the first quarter of the fiscal year to commence on January 1, 2011 and for which the current and comparative information will be prepared under IFRS.  The Trust has completed a preliminary review of the key elements within IFRS that may result in a change in accounting policies that will impact its’ financial statements and accompanying note disclosures.  The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the assessment include first year implementation decisions; statement of cashflows; classification of redeemable trust units; income taxes and more extensive note disclosure requirements.  The assessment will address the impact on its accounting system and internal control required to report under IFRS beginning on the implementation date.  The Trust will continue with the assessment and implementation in preparation for its first annual filing under IFRS for the year ended December 31, 2011.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of Gold- Trust.

GoldTrust is advised that U.S. investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust Units.

This Report dated February 15, 2010, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

Central GoldTrust

Corporate Information

Trustees	Officers

John P. Embry (E) (I)	John P. Embry, Co-Chairman
Brian E. Felske (A) (I)	Philip M. Spicer, Co-Chairman
Bruce D. Heagle (A) (C) (I)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I) (L)	William L. Trench, A.C.I.S., CFO
Robert R. Sale (A) (C) (I)	Krystyna S. Bylinowski, Treasurer J.L.
Philip M. Spicer (N) (E)	John S. Elder, Q.C., Secretary
J.C. Stefan Spicer (N) (E)	Michele Spicer, Assistant-Secretary

(A) -	Member of Audit Committee
(C) -	Member of Corporate Governance & Nominating Committee
(E) -	Member of Executive Committee
(I) -	Independent Trustee
(L) -	Lead Trustee
(N) -	Nominee of the Administrator

Advisor Consultant  Douglas E. Heagle, a retired Trustee of Central GoldTrust

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Canada

Auditors	Registrars and Transfer Agents

Ernst & Young LLP	CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada	Mellon Investor Services LLC, U.S.A.

Legal Counsel	Stock Exchange Listings

Fraser Milner Casgrain LLP	NYSE Amex Symbol: GTU (U.S.$)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols:	GTU.UN (Cdn $)
Toronto, Ontario Canada		GTU.U (U.S. $)

Unit Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone:	905-304-GOLD (4653)
Fax:	905-648-4196
E-Mail:	info@gold-trust.com

www.gold-trust.com
www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2